UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46198

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hext Capital Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5001 Spring Valley Rd Ste. 850W
(No. and Street)

Dallas	Texas	75244
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Greg Hext	(972) 644-7112	ghext@hextcapitalpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA, PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite	Sugar Land	Texas	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory Hext, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hext Capital Partners, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jacey Guess
My Commission Expires
8/30/2027
Notary ID 11732030

Signature:

Title: Managing Member

Jacey Guess
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Hext Capital Partners, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED
DECEMBER 31, 2024

Hext Capital Partners, LLC

CONTENTS

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To members of Hext Capital Partners, LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Hext Capital Partners, LLC as of December 31, 2024, the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hext Capital Partners, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hext Capital Partners, LLC's management. Our responsibility is to express an opinion on Hext Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hext Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of Hext Capital Partners, LLC's financial statements. The supplemental information is the responsibility of Hext Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Hext Capital Partners, LLC's auditor since 2019.

Sugar Land, Texas

April 15, 2025

Hext Capital Partners, LLC
Statement of Financial Condition
December 31, 2024

ASSETS

Assets:		
Cash and cash equivalents	$	27,706
Accounts receivable		-
Prepaid expenses		860
Total Assets		28,566

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable		15,826
Current Liabilities		-
Total Liabilities		15,826
Member's Equity		12,740
Total Liabilities and Member's Equity	$	28,566

The accompanying notes are an integral part of the financial statements.

Hext Capital Partners, LLC
Statement of Operations
December 31, 2024

Revenue - Fee Income	$ 778,950
Expenses:	
Member Commissions	699,690
Bad Debt Expense	13,263
Professional and regulatory fees	71,450
Commissions	63,414
Administrative expenses	3,662
Total Expenses	851,479
Net Income (Loss)	$ (72,529)

The accompanying notes are an integral part of the financial statements.

Hext Capital Partners, LLC
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flows from operating activities

Net income (loss)	$	(72,529)
Adjustments to reconcile net income (loss) to net cash		
provided (used) by operating activities:		
Changes in current assets and liabilities:		
Decrease in accounts receivable		-
Decrease in prepaid expense		-
Increase in accounts payable		11,860
Increase in deferred revenue		-
Allocated Capital		-
Net cash provided by operating activities		(60,669)

Cash flows from investing activities

Net cash provided (used) by investing activities	$	-0-

Cash flows from financing activities

Member capital contributions		-
Distributions to member		-
Net cash used by financing activities		-
Net increase in cash and cash equivalents		(60,669)
Cash and cash equivalents at beginning of year		88,375
Cash and cash equivalents at end of year	$	27,706

Supplemental Schedule of Cash Flow Information

Cash paid during the year for:

Interest	$	-0-
Income Taxes	$	-0-

The accompanying notes are an integral part of the financial statements.

Hext Capital Partners, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2024

	Member's Equity
Balances at December 31, 2023	$ 85,269
Allocated capital	-
Member capital contributions	-
Distributions to member	-
Net income (loss)	(72,529)
Balances at December 31, 2024	$ 12,740

The accompanying notes are an integral part of the financial statements.

Page 6

Company Background

Hext Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

Note 1 - Summary of Significant Accounting Policies

The Company's customer base is located throughout the United States.

Receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The Company's net income is taxed at the members level rather than at the corporate level for federal income tax purposes. Any potential interest and penalty associated with a tax contingency, should one arise, is included as a component of income tax expense in the period in which the assessment arises. The Members' federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2024, the Company had net capital of approximately $11,880 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.3323 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company periodically makes distributions of capital to its members at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

Note 3 -   Income Taxes

The Company is taxed as a limited liability company (LLC) under the applicable sections of the Internal Revenue Code and has elected to be treated as a partnership. As a result, any income tax liabilities are the responsibility of the Company's members. Accordingly, no provision for income taxes has been included in the accompanying consolidated financial statements.

Note 4 -   Related Party Transactions

The Company and various entities are under common control.

During the year ended December 31, 2024, the company paid $618,636 in commissions to its Member.

Note 5 -   Revenue Recognition

The Company provides investment banking services related to the corporate finance needs of middle-market companies including the private placement of equity, mezzanine and debt securities as well as advisory services related to mergers and acquisitions, divestitures, and business strategy.

Revenue is recognized for financial advisory services rendered based on the contractual terms of each respective agreement.

The Company records revenue in accordance with the Financial Accounting Standard Board's ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended. The Company identifies the contracts with customers, identifies performance obligations in the contracts, determines the transaction price, allocates the transaction price to the performance obligations, and recognizes revenue when the Company satisfies a performance obligation.

Note 6-   Note-Single Reportable Segment

According to the guidance in FASB ASC 280, Segment Reporting, as amended by the FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires the companies, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses in interim and annual periods, among other requirements.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of one class of services, including investment banking, investment advisory, and venture capital businesses. The Company has identified its President Gregory Hext as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make member distribution. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 77 percent of its total revenue from a single external customer in 2024.

Note 6-   Note-Single Reportable Segment (continued)

The Following table present the segment revenue and significant expenses for the year ended December 31, 2024.

	2024
Revenue - Fee Income	778,950
Less:	
Member Distribution	699,690
Bad Debt Expense	13,263
Professional and regulatory fees	71,450
Commissions	63,414
Administrative expenses	3,662
Net Income (Loss)	(72,529)

Note 7 -   Commitments and Contingencies

Litigation

The Company is subject to various regulatory exams that arise in the ordinary course of business. While the resolution of these exams cannot be predicted with certainty, management believes that the final outcome of such exams will not have a material adverse effect on the consolidated financial position or result of operations of the Company.

The Company currently does not have any regulatory exams.

Note 8 -   Subsequent Events

The Company has reviewed all subsequent events through April 15, 2025, the date through which the financial statements are available to be issued.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2024

Schedule I

<u>Hext Capital Partners Capital, LLC</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>Of the Securities and Exchange Commission</u>
<u>As of December 31, 2024</u>

COMPUTATION OF NET CAPITAL

Total members' qualified for net capital	$ 12,740
Add:	
Other deductions or allowable credits:	-0-
Total capital and allowable subordinated liabilities	12,740
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	860
Net capital before haircuts on securities positions	11,880
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	-0-
Net capital	$ 11,880

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition:

Total aggregate indebtedness	$ 15,826

Schedule I (continued)

<u>Hext Capital Partners, LLC</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>Of the Securities and Exchange Commission</u>
<u>As of December 31, 2024</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,056
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital above the required minimum	$ 6,880
Ratio: Aggregate indebtedness to net capital	1.3323 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per the Company's unaudited FOCUS IIA	$ 11,889
Difference:	1
Net capital per audited report	$ 11,880

Hext Capital Partners, LLC
Schedule II & III - Pursuant to SEA Rule 17a-5
Of Securities and Exchange Act of 1934
December 31, 2024

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

Computation for Determination of Reserve Requirements under Rule 15c3-3 does not applicable to Hext Capital Partners, LLC

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

Information Relating to the Possession or Control Requirements under Rule 15c3-3 does not applicable to Hext Capital Partners, LLC

Jennifer Wray CPA PLLC
800 Bonaventure Way, Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Hext Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following: (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to capital raising of equity, senior and subordinated debt, mergers and acquisitions and general financial consulting and advisory; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Hext Capital Partners, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hext Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.
April 15, 2025



HEXT CAPITAL PARTNERS, LLC
Mergers & Acquisitions
Corporate Finance
Transaction Advisory Services

5001 Spring Valley Rd, Suite 850W
Dallas, TX 75244-3913
O: (972) 644-7112 F: (972) 680-8685
http://www.hextfinancialgroup.com

Hext Capital Partners, LLC

Exemption Report

December 31, 2024

Hext Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3- 3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits it business activities exclusively to capital raising of equity, senior and subordinated debt, mergers and acquisitions and general financial consulting and advisory; during the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2- 4; (b)did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hext Capital Partners, LLC

I, Greg Hext, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Managing Member